May 4, 2005

Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE:	JWH Global Trust
Amended Form 10-K for the year ended December 31, 2004
File No. 000-22887

Dear Mr. Bonilla,

We have amended the Form 10-K for the fiscal year ended December 31, 2004 for JWH Global Trust to include the name of the accountants as well as the city and state of the office that performed the audit for KPMG LLP on the Report of Independent Registered Public Accounting Firm in Exhibit 13.01.

We acknowledge that

*	CIS Investments, Inc. is responsible for the adequacy and accuracy of the disclosure in the filings;
*	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and
*	CIS Investments, Inc. may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The amended 10-K has been filed with EDGAR accordingly.

By: /s/ Shaun O'Brien

Shaun O'Brien Chief Financial Officer CIS Investments, Inc. May 4, 2005